SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                          FORM U-57
        NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
               Filed under section 33(a) of the
    Public Utility Holding Company Act of 1935, as amended


               Egoli Gas (Proprietary) Limited
              (Name of foreign utility company)


                        Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)



  The Commission is requested to mail copies of all communications relating to this Notification to:

       David L. Wozny, Vice President        George Dwight II
       Patricia J. Bright, Analyst           Senior Counsel
       Cinergy Global Resources, Inc.        Cinergy Corp.
       Suite 710, Clopay Tower               139 East Fourth Street, 25AT2
       Cincinnati, Ohio 45202                Cincinnati, Ohio 45202


Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Egoli Gas (Proprietary) Limited, a company organized under the laws of the Republic of South Africa, that Egoli Gas (Proprietary) Limited is, and claims status as, a foreign utility company within the meaning of Section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Egoli Gas (Proprietary) Limited ("Egoli Gas") a company incorporated under the laws of the Republic of South Africa and whose business address is 1 Annet Road, Cottesloe, Braamfontein, Johannesburg, South Africa.

     Egoli Gas owns and operates high and low pressure gas storage and distribution assets formerly owned by the Greater Johannesburg Transitional
Metropolitan Council, Republic of South Africa.   Egoli Gas's assets are
located in and around the city of Johannesburg, South Africa and in the greater Johannesburg metropolitan area, and includes 838 miles of high and low pressure gas mains, and high and low pressure gas storage facilities. Egoli Gas sells gas at retail to approximately 14,000 gas users in greater Johannesburg.

     Egoli Gas has an authorised share capital of four thousand (4000) South Africa Rand comprising (i) three thousand nine hundred and ninety nine (3,999) ordinary shares with a par value of one (1) South African Rand each, and (ii) one (1) "A" ordinary share with a par value of one (1) South African Rand (with the rights attaching thereto set out in the Articles of Association of Egoli Gas).

     Cinergy South Africa Investments 1 B.V. ("Cinergy SA"), a company incorporated in The Netherlands and an indirect wholly owned subsidiary of Cinergy, is the legal and beneficial owner of nine hundred and forty nine
(949) ordinary shares and the one (1) "A" ordinary share.

     Hunkydory Investments 28 (Proprietary) Limited ("Hunkydory"), a company incorporated in the Republic of South Africa and controlled by empowerment interest groups in South Africa, has agreed, subject to it obtaining necessary consents from the South African Reserve Bank ("SARB"),
to subscribe for fifty (50) ordinary shares in Egoli Gas.   Hunkydory also
holds an option to call for the sale by Cinergy SA of two hundred and one
(201) ordinary shares in Egoli Gas.    The exercise of such option is also
conditional upon Hunkydory obtaining necessary consents from SARB.

     Save for those persons referred to above, Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Egoli Gas.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Egoli Gas: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Egoli Gas, nor is any such investment or contractual relationship contemplated.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                           CINERGY CORP.



                           By: /s/Andrew M. Turk
                               Vice President and Treasurer


Dated:  August 25, 2000